Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-2802 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

December 15, 2004
Our ref. No. PI 033

The U.S. Securities and Exchange Comm
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

3

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Dissolution of MC Retail Investment, Mitsubishi Corporation to Recognize Goodwill Impairment Loss on LAWSON Investment**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

JLW 12/21

Dissolution of MC Retail Investment, Mitsubishi Corporation to Recognize Goodwill Impairment Loss on LAWSON Investment

Mitsubishi Corporation today announced plans to dissolve wholly owned subsidiary MC Retail Investment Co., Ltd. (MCRI), through which it owns shares in LAWSON, INC., and a switch to direct ownership of these shares. Mitsubishi Corporation has also announced that it has decided to recognize an impairment loss on goodwill relating to its investment in LAWSON in fiscal 2005, the year ending March 31, 2005. Details are as follows.

1. Dissolution of MCRI

MCRI owns the majority of shares Mitsubishi Corporation owns in LAWSON on a consolidated basis. Mitsubishi Corporation has decided to dissolve MCRI after transferring the LAWSON shares held by this wholly owned subsidiary at the closing price on the Tokyo Stock Exchange at the end of December 2004.

2. Impairment Loss on Goodwill on Investment in LAWSON

Mitsubishi Corporation values its investment in LAWSON based on a comprehensive evaluation of a number of factors, including third-party appraisals, which are based on the discounted cash flow (DCF) method that reflects future business plans, and share price movements. Since a one-time write-down in the year ended March 31, 2002 reduced the value to the DCF value at that time, the DCF value of the LAWSON investment has consistently exceeded the book value on a consolidated basis.

However, given the extended length of time that this discrepancy between the DCF value and LAWSON's share price has existed, the company has decided to book an impairment loss in the third quarter of fiscal 2005 based on LAWSON's share price at the end of December 2004 for the year ending March 31, 2005. This decision also reflects the change in the business group managing investments in LAWSON (from the New Business Initiative Group to the Living Essentials Group) and aforementioned shift to direct holding of LAWSON shares by Mitsubishi Corporation.

3. Effect on Earnings in Fiscal Year Ending March 2005

The loss on dissolution of MCRI is expected to be approximately 28.0 billion yen (after taxes) on a non-consolidated basis.

Furthermore, the impairment loss on goodwill will be approximately 34.0 billion yen (after taxes) on a consolidated basis. However, there will be no revision in Mitsubishi Corporation's consolidated earnings forecast for net income of 160.0 billion yen for fiscal 2005 as a result of this loss.

The abovementioned after-tax loss figures are only estimates, computed on the basis of LAWSON's current share price. The definitive loss figures will be finalized once the closing price of LAWSON's shares at the end of December 2004 is known.

<Detail of the company to be dissolved>

Name of subsidiary to be dissolved	MC Retail Investment Co., Ltd. Head office: 2-6-3 Marunouchi, Chiyoda-ku, Tokyo President: Koichi Narita
Reason for dissolution	In conjunction with a change in the business group managing LAWSON investments, Mitsubishi Corporation has decided to dissolve MCRI and hold LAWSON shares directly to simplify the structure of this investment and reduce associated management costs.
Outline of MCRI	Business: Acquisition, ownership, purchase and sale of marketable securities Date established: February 8, 2000 Capital: 1,000 million yen No. of shares issued: 20,000 shares Shareholders' equity: -39,354 million yen (as of March 31, 2004) Total assets: 166,051 million yen (as of March 31, 2004) Fiscal year-end: April 1 - March 31 No. of employees: - Shareholder: Mitsubishi Corporation (100%) Net income (loss) (3 most recent years): March 31, 2002 -40,605 million yen March 31, 2003 204 million yen March 31, 2004 202 million yen
Loss on dissolution	As previously mentioned
Date of dissolution	March 2005 (planned)
Outlook	As previously mentioned

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